Contact

www.linkedin.com/in/rachel-hearn-069b52 (LinkedIn)

Rachel Hearn

Founder | Business Development | Relationship Builder | Problem-Solver | Revenue Generator | Team Builder

Los Angeles, California, United States

Experience

Share Studios Inc.

Chief Operations Officer

June 2023 - Present (1 year 7 months)

Los Angeles, California, United States

Empowering Filmakers Globally

Monday Night Mentorship

Chief Operations Officer

March 2020 - June 2023 (3 years 4 months)

Los Angeles, California, United States

We are a collection of like minded, servant leaders who want to give back to the professional community by sharing our career experiences, tricks of the trade, tools for success with those who need a boost in their career.

ProNet Solutions, Inc.

Pacific North West & NorCal Business Manager

June 2006 - June 2009 (3 years 1 month)

Accomplished business development and relationship management leader with a proven track record of driving revenue growth and delivering exceptional IT solutions within the banking sector. Recognized as a top revenue producer, adept at strategically selling, forecasting, and planning to meet clients' evolving technology needs. Proficient in leading customer onboarding initiatives and managing projects to successful completion while ensuring a superior customer experience.

Message Secure Corporation

West Coast Business Development Manager

July 1997 - June 2006 (9 years)

-Played instrumental role in start-up of a network security services company that grew from zero to $3.5 million in annual revenues within four years.
-Consistently surpassed sales goals and generated 40% business growth within one year; achieved an average of 111% of sales versus target for five consecutive years.

-Successfully negotiated with the California Banker's Association (CBA) to gain exclusive endorsement.
-Grew client base to achieve state banking market share of 15% and state credit union market share of 10% in the state of California.
-Provide C-level personnel with guidance on their Internet Technology Security Risk and Government Compliance.
-Trained new and present sales force in prospecting and consultant selling.

Education

Bentley University
Business Communitcation · (1993 - 1997)